SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of our letter to the Philippine Stock Exchange dated October 21, 2011, which we also filed with the Philippine Securities and Exchange Commission.	18

Exhibit 1

October 21, 2011

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

Further to our disclosure with Reference No. WLIST—2011000014892 dated October 4, 2011, we hereby submit a copy of the Notice of Redemption together with Annexes in connection with the redemption of all the outstanding shares of 10% Cumulative Convertible Preferred Stock, Series A to FF, of Philippine Long Distance Telephone Company with Record Date October 10, 2011, effective January 19, 2012.

The same shall serve as our disclosure pursuant to the PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

October 21, 2011

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a copy of our letter to the Philippine Stock Exchange dated October 21, 2011 attached thereto.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,181,658 As of September 30, 2011	NA	NA

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	October 21, 2011

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a copy of our letter to the Philippine Stock Exchange dated October 21, 2011 submitting a copy of the Notice of Redemption together with Annexes in connection with the redemption of all the outstanding shares of 10% Cumulative Convertible Preferred Stock, Series A to FF, of Philippine Long Distance Telephone Company with Record Date October 10, 2011, effective January 19, 2012.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTAN	CE TELEPHONE COMPANY

/s/ Ma. Lourdes C. Rau	sa-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

October 21, 2011

Exhibit 1

NOTICE OF REDEMPTION OF SHARES OF
10% CUMULATIVE CONVERTIBLE PREFERRED STOCK
OF PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

October 21, 2011

NOTICE IS HEREBY GIVEN that the Board of Directors of Philippine Long Distance Telephone Company (the “Company” or “PLDT”) has authorized the redemption of all outstanding shares of 10% Cumulative Convertible Preferred Stock of the following Series: A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, T, U, V, W, X, Y, Z, AA, BB, CC, DD, EE and FF which were issued pursuant to the PLDT Subscriber Investment Plan (the “SIP Shares”), effective on January 19, 2012 (respectively, the “Redemption” and the “Redemption Date”). The Company has fixed October 10, 2011, as the Record Date for the determination of holders of outstanding SIP Shares subject to the Redemption (the “Holders of SIP Shares”).

In accordance with the terms and conditions of the SIP Shares, the Company will, on the Redemption Date, pay each Holder of SIP Shares as of the Record Date, an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date (the “Redemption Price”).

Holders of SIP Shares may claim their check for the Redemption Price during regular business hours beginning on the Redemption Date, at the office of the Company’s stock transfer agent:

Stock Transfer Unit

Rizal Commercial Banking Corporation

Ground Floor West Wing

221 Grepalife Building

Sen. Gil J. Puyat Avenue, Makati City

(the “Transfer Agent”) or at any of the Transfer Agent’s extension offices to be designated and announced at a later date by way of publication in a newspaper of general circulation. The procedure for claiming/release of the checks for the Redemption Price is set forth in Annex A attached hereto.

On or before the Redemption Date, the Company will set aside such amount required to fund the Redemption Price for the SIP Shares (the “Redemption Trust Fund”). The Redemption Trust Fund will be deposited in a trust account in the name of a designated financial institution, as trustee (respectively, the “Trust Account” and the “Trustee”), which shall be available for the aforestated purpose. The Trustee will continue to hold in trust, for the benefit of those Holders of SIP Shares who have failed to claim their Redemption Price on the Redemption Date (the “Non-Claiming Holders”), such amount equal to the unclaimed Redemption Price of the SIP Shares of the Non-Claiming Holders (the “Unclaimed Redemption Amount”), for a period of ten (10) years from and after the Redemption Date or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time to, PLDT.

Exhibit 1

Notwithstanding that any stock certificate representing the SIP Shares is not surrendered for cancellation on the Redemption Date, the SIP Shares shall no longer be deemed outstanding and, from and after the Redemption Date, the right of the holders of such shares to receive dividends thereon shall cease to accrue and all rights with respect to such SIP Shares shall forthwith cease and terminate, except only the right to receive the Redemption Price, but without interest thereon.

In case the stock certificate/s for your SIP Shares have not been claimed from PLDT, you may claim such certificate/s at Stock & Liability Insurance Division, 2nd Floor MGO Building, Legaspi St. corner Dela Rosa St., Makati City, in order that you can endorse and surrender the same for the Redemption. The procedure for claiming/release of the stock certificate/s for your SIP Shares is set forth in Annex B attached hereto.

In case of lost stock certificate/s, the Holder of SIP Shares will have to comply with the procedure for the replacement of lost stock certificate/s as set forth in Annex C attached hereto.

In case the Holder of SIP Shares is deceased, his/her heir/s will have to comply with the procedure for transfer of ownership of the SIP Shares from the estate of the deceased Holder of SIP Shares to the heirs, as set forth in Annex D attached hereto.

Any inquiries you may have with respect to the Redemption, replacement of lost stock certificates and transfer of ownership of SIP Shares to the heirs of a deceased holder should be addressed to the following associates of the Transfer Agent:

Name	Telephone Number	E-mail Address
Reynaldo I. Abella	8920426	riabella@rcbc.com
Jocelyn P. Modina	8924156	jpmodina@rcbc.com
Joel S. Cruz	8924197	jscruz@rcbc.com
Filbert C. Conejos	8927566	fcconejos@rcbc.com
Rosita C. Tacsuan	8924156	rctacsuan@rcbc.com

Finally, please note that in accordance with the terms and conditions of the SIP shares, a Holder of SIP Shares may still convert his/her SIP Shares into shares of Common Stock of the Company on or prior to January 9, 2012, the tenth day preceding the Redemption Date (the “Conversion”). The procedure for Conversion is set out in Annex E attached hereto. Any inquiries you may have with respect to the Conversion should be addressed to The Hongkong and Shanghai Banking Corporation, Stock Transfer Unit, 7/F HSBC Centre, 3058 Fifth Avenue West, Bonifacio Global City, Taguig City c/o Mr. Ronald Rodrigo. You may also contact Mr. Rodrigo at telephone number 5817594 or via e-mail at ronaldrodrigo@hsbc.com.ph.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan
Corporate Secretary

Exhibit 1	ANNEX A

PROCEDURE FOR CLAIMING/RELEASE OF CHECKS
FOR THE REDEMPTION PRICE OF SIP SHARES

I.	SUBMISSION OF DOCUMENTARY REQUIREMENTS

The Holder of SIP Shares shall deliver the documentary requirements enumerated below and claim or receive the check/s for the Redemption Price of his/her/its SIP Shares:

(a)	Personally, at the principal office of the Transfer Agent:

Stock Transfer Unit
Rizal Commercial Banking Corporation
Ground Floor West Wing, 221 Grepalife Building
Sen. Gil Puyat Avenue, Makati City

or at any of the Transfer Agent’s designated extension offices; or

(b)	Through an authorized representative, at the principal office of the Transfer Agent stated above or at any of the designated extension offices of the Transfer Agent; or

(c)	By mail, at the sole risk of the Holder of SIP Shares. For mailing of the documentary requirements, the mail shall be addressed to the Transfer Agent as follows:

Stock Transfer Unit
Rizal Commercial Banking Corporation
Ground Floor West Wing, 221 Grepalife Building
Sen. Gil Puyat Avenue, Makati City
Attention: Mr. Reynaldo I. Abella

and shall be deemed delivered only when actually received by the Transfer Agent at the address stated above. For mailing of the check for the Redemption Price, the mail shall be addressed to the Holder of SIP Shares at his/her/its most recent address on record.

II.	DOCUMENTARY REQUIREMENTS

A.	The Holder of SIP Shares shall submit personally or through his/her/its authorized representative, or by mail (at his/her/its own risk), the following documents:

1.	Stock certificate/s representing his/her/its SIP Shares, duly endorsed by the Holder of SIP Shares;

2.	Quitclaim in the form attached hereto as Annex A-1 (if the Holder of SIP Shares is an individual) or Annex A-2 (if the Holder of SIP Shares is a corporation or firm), duly signed by the Holder of SIP Shares;

3.	If the Holder of SIP Shares is an individual, he/she must also present one (1) original valid government-issued identification card with a photograph and signature (e.g. passport, driver’s license, GSIS ID, SSS ID) and submit a photocopy thereof, or present two (2) original valid non-government-issued identification cards with a photograph and signature (e.g. company ID card, postal ID card, membership card) and submit a photocopy each of the said cards (Note: if documents will be sent by mail, the Holder of SIP Shares must submit a photocopy/photocopies and not the original/s of the relevant identification card/s);

4.	If the Holder of SIP Shares is a corporation or firm, it must also submit the original copy of a certification signed under oath by its Corporate Secretary or person performing similar functions in such form substantially similar to the Secretary’s Certificate attached hereto as Annex A-3.

B.	If the documentary requirements will be submitted and/or the check for the Redemption Price will be claimed, by an authorized representative of the Holder of SIP Shares (the “Representative”), the Representative must present one (1) original valid government-issued identification card with a photograph and signature and submit a photocopy thereof, or present two (2) original valid non-government-issued identification cards with a photograph and signature and submit a photocopy each of the said cards, and an original-signed authorization letter from, and a photocopy of one (1) valid government-issued identification card with photograph and signature of, the Holder of SIP Shares.

Exhibit 1	ANNEX A-1

QUITCLAIM FORM

Date

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Ramon Cojuangco Building
Makati Avenue
Makati City

Thru	:	RCBC Trust and Investments Group
Subject	:	Redemption of Shares of 10% Cumulative Convertible Preferred Stock of Philippine Long Distance Telephone Company (PLDT)

Gentlemen:

I/we are transmitting herewith the documents required for the redemption, effective on January 19, 2012 (the “Redemption Date”), of shares of PLDT 10% Cumulative Convertible Preferred Stock under Stock Certificate No.    registered in my/our name/s (the “SIP Shares”) and the release of the redemption price thereof equal to the par value of the SIP Shares, plus accrued and unpaid dividends thereon up to the Redemption Date (the “Redemption Price”), net of applicable taxes.

I/we request you to:

Send me/us the check covering the Redemption Price (net of applicable taxes) via registered mail to the following address (at my/our own risk):
Address:

Release the check to my/our authorized representative upon presentation of one (1) original valid government-issued identification card bearing his/her photograph and signature, or two (2) original valid non-government-issued identification cards bearing his/her photograph and signature, and submission of a photocopy/photocopies thereof:

Name of authorized representative: Specimen signature of authorized representative:
Safekeep the check which I/we will personally pick up from your office.

Upon my/our receipt of the check covering the Redemption Price (net of applicable taxes), I/we hereby release and forever discharge PLDT, its redemption agent (RCBC Trust and Investments Group), and their respective directors, officers and employees from any and all claims, obligations and liabilities in connection with or arising from my/our holdings in PLDT 10% Cumulative Convertible Preferred Stock. This release and discharge shall be binding upon all my/our heirs, assigns and successors-in-interest.

Signed this        day of       ,        at       .

NOTE: For stock certificates issued under the names of several stockholders as “and/or”, we hereby declare under the penalty of perjury that my/our co-stockholders is/are still living.

For stock certificates issued under the names of several stockholders as “and”, please ensure that all stockholders sign on this Quitclaim Form.

Stockholder’s Signature over Complete Printed Name	Stockholder’s Signature over Complete Printed Name
Address:	Address:
Contact Number:	Contact Number:

Exhibit 1	ANNEX A-2

QUITCLAIM FORM

Date

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Ramon Cojuangco Building
Makati Avenue
Makati City

Thru	:	RCBC Trust and Investments Group
Subject	:	Redemption of Shares of 10% Cumulative Convertible Preferred Stock of Philippine Long Distance Telephone Company

Gentlemen:

We are transmitting herewith the documents required for the redemption, effective on January 19, 2012 (the “Redemption Date”), of shares of PLDT 10% Cumulative Convertible Preferred Stock under Stock Certificate No.    registered in the Company’s name (the “SIP Shares”), and the release of the redemption price thereof equal to the par value of the SIP Shares plus accrued and unpaid dividends thereon up to the Redemption Date (the “Redemption Price”), net of applicable taxes.

We request you to:

Send us the check covering the Redemption Price (net of applicable taxes) via registered mail to the following address (at our own risk):
Address:

Release the check to our authorized representative upon presentation of one (1) original valid government-issued identification card bearing his/her photograph and signature, or two (2) original valid non-government-issued identification cards bearing his/her photograph and signature, and submission of a photocopy/photocopies thereof
Name of authorized representative:
Specimen signature of authorized representative:

Upon the Company’s receipt of the check covering the Redemption Price (net of applicable taxes), the Company hereby releases and forever discharges PLDT, its redemption agent (RCBC Trust and Investments Group), and their respective directors, officers and employees from any and all claims, obligations and liabilities in connection with or arising from my/our holdings in PLDT 10% Cumulative Convertible Preferred Stock. This release and discharge shall be binding upon our assigns and successors-in-interest.

Signed this        day of       ,        at       .

Very truly yours,

Company Name	Company’s Address:
Company’s Contact Number:

By:

Authorized signatory

Authorized signatory

Exhibit 1	ANNEX A-3

SECRETARY’S CERTIFICATE

I, (Name of Corporate Secretary), the duly elected and incumbent Corporate Secretary of (Name of the Company) (the “Company”), a corporation duly organized and existing under and by virtue of the laws of the Philippines with principal address at       , do hereby certify that:

1. At the regular/special meeting of the Board of Directors of the Company duly convened and held on       , at which a quorum was present and acted throughout, the following resolutions were approved:

“RESOLVED, that in connection with the redemption by Philippine Long Distance Telephone Company (PLDT) of its outstanding shares of 10% Cumulative Convertible Preferred Stock issued pursuant to PLDT’s Subscriber Investment Plan (the “SIP Shares”), the Company be, and is hereby, authorized to surrender and deliver the stock certificate/s representing the SIP Shares owned on record by the Company, the details of which are as follows:

Certificate Number	Number of Shares

RESOLVED FINALLY, that any ( ) of the following:
Name of Officer	Position

(each an “Authorized Person”) is/are hereby, authorized, for and on behalf of the Company, acting singly or jointly: (a) to sign and/or endorse the above-described stock certificates; (b) to receive the proceeds of redemption; and (c) to sign such documents and do such other acts as may be required or necessary in connection with the foregoing.”

2. The abovequoted Board resolutions are still valid and binding, and have not been revoked, amended or repealed.

3. The specimen signature of the Authorized Persons appearing below are true, genuine and authentic:

Name of Authorized Person	Specimen Signatures

4. This Certification is being issued to attest to the truth of the foregoing statements and for whatever purpose it may serve.

WITNESS the signature of the undersigned as such officer of the Company and its corporate seal hereunto affixed on this        day of        at       .

Corporate Secretary

SUBSCRIBED AND SWORN to before me this        day of      , 2011, at       , affiant exhibited to me his/her        issued on        and valid until       .

Doc No.   ;
Page No.   ;
Book No.   ;
Series of       .

Exhibit 1	ANNEX B

PROCEDURE FOR CLAIMING/RELEASE
OF UNCLAIMED STOCK CERTIFICATE/S FOR SIP SHARES

I.	SUBMISSION OF DOCUMENTARY REQUIREMENTS

The Holder of SIP Shares may claim any unclaimed stock certificate/s for his/her/its SIP Shares either:

(d)	personally; or

(e)	through an authorized representative

at the following office:

Stock and Liability Insurance Division
Philippine Long Distance Telephone Company
2nd Floor, PLDT MGO Building
Legaspi St. corner Dela Rosa St.
Makati City

II.	DOCUMENTARY REQUIREMENTS

1.	If the Holder of SIP Shares is an individual:

Present one (1) original valid government-issued identification card with photograph and signature (e.g. passport, driver’s license, GSIS ID, SSS ID) and submit a photocopy thereof, or present two (2) original valid non-government-issued identification cards with photograph and signature (e.g. company ID card, postal ID card, membership card) and submit a photocopy each of the said cards.

2.	If the Holder of SIP Shares is a corporation or firm:

(a)	Submit a photocopy of Articles of Incorporation/Articles of Partnership;

(b)	Submit a Certification signed under oath by its Corporate Secretary or person performing similar functions designating the person authorized to claim the stock certificate (the “Authorized Person”);

(c)	Present one (1) original valid government-issued identification card with photograph and signature of the Corporate Secretary or equivalent person and submit a photocopy thereof, or present two (2) original valid non-government-issued identification cards with photograph and signature of the Corporate Secretary or equivalent person and submit a photocopy each of the said cards;

(d)	Present one (1) original valid government-issued identification card with photograph and signature of the Authorized Person and submit a photocopy thereof, or present two (2) valid non-government-issued identification cards with photograph and signature of the Authorized Person and submit a photocopy each of the said cards;

3.	If the stock certificate/s will be claimed by an authorized representative of the Holder of SIP Shares (the “Representative”):

(a)	Submit an original signed authorization letter from the Holder of SIP Shares or the Authorized Person (if the Holder of SIP Shares is a corporation or firm);

(b)	Present one (1) original valid government-issued identification card with photograph and signature of the Holder of SIP Shares or of the Authorized Person (if the Holder of SIP Shares is a corporation or firm), and submit a photocopy thereof;

(c)	Present one (1) original valid government-issued identification card with photograph and signature of the Representative and submit a photocopy thereof, or two (2) original valid non-government-issued identification cards with photograph and signature of the Representative and submit a photocopy each of the said cards.

Exhibit 1	ANNEX C

PROCEDURE FOR THE REPLACEMENT OF LOST STOCK CERTIFICATE

1.	The registered owner of the certificate/s of stock or his legal representative shall file with the Philippine Long Distance Telephone Company (PLDT), through the Stock Transfer Unit, Rizal Commercial Banking Corporation at the Ground Floor West Wing, 221 Grepalife Building, Sen. Gil Puyat Avenue, Makati City (the “Transfer Agent”), an Affidavit of Loss in triplicate.

A sample Affidavit of Loss for an individual stockholder is attached as Annex C-1

A sample Affidavit of Loss for a corporate stockholder is attached as Annex C-2

If the registered owner of the certificate/s of stock is an individual, he/she shall also submit a photocopy of one (1) valid government-issued identification card with photograph and signature or a photocopy each of two (2) valid non-government-issued identification cards with photograph and signature. If the registered owner of the certificate/s of stock is a corporation/firm, it shall also submit: (a) an original copy of a Certificate signed and sworn by its Corporate Secretary or person performing similar function to the effect that the person signing the Affidavit of Loss (the “Authorized Signatory”) has been authorized by the governing body or has the power pursuant to the By-Laws, constitutive documents or duly approved policies of such corporation/firm for such purpose, and (b) a photocopy each of one (1) valid government-issued identification card with photograph and signature of each of the Corporate Secretary and Authorized Signatory or a photocopy each of two (2) valid non-government-issued identification cards with photograph and signature of each of the Corporate Secretary and Authorized Signatory.

2.	If the Affidavit of Loss and the other information and evidence are in order, the registered owner or his legal representative or thru PLDT’s assistance, shall publish a Notice of Loss in a newspaper of general circulation in the Philippines, once a week for three (3) consecutive weeks at the expense of the registered owner of the stock certificate/s. If PLDT will handle the publication, PLDT will advance the cost of publication. Thereafter, PLDT will inform the Transfer Agent of the amount representing the cost of publication to be deducted from the Redemption Price to be paid to the registered owner.

3.	After the last date of publication, the Affidavit of Loss and the Affidavit of Publication (to be issued by the newspaper company) will be presented to the Board of Directors of PLDT for approval thereof and adoption by the Board of Directors of a resolution authorizing the issuance and registration of new stock certificate/s, in lieu of the stock certificate/s alleged to have been lost or destroyed, after the expiration of one (1) year from the last date of publication, or immediately, if acceptable indemnity bonds are filed with PLDT (the “Board Resolution”). PLDT will then instruct the Transfer Agent to issue and register new stock certificate/s in accordance with the Board Resolution.

Note: The indemnity bond must be secured from any of the PLDT-accredited Philippine bonding companies. The amount of the indemnity bond shall be equal to the par value of the SIP shares multiplied by 2.

Listed below are the PLDT accredited Philippine bonding companies:

1.	Name	:	Malayan Insurance Co.
	Contact Person	:	Atty. Christopher Hernandez
	Address	:	Yuchengco Tower, Q. Paredes St., Binondo, Manila
	Telephone No.	:	(632) 242-8888
	Fax No.	:	(632) 241-2449
2.	Name	:	Prudential Guarantee & Assurance Inc.
	Contact Person	:	Mr. Andy Gonzales
	Address	:	Coyiuto House, 119 Palanca St., Legaspi Village, Makati City
	Telephone No.	:	(632) 810-4916
	Fax No.	:	(632) 893-9510
3.	Name	:	Asia Insurance (Phils.) Corp.
	Contact Person	:	Mr. Leo de Leon
	Address	:	15/F Chatham House, 116 Valero cor. Rufino Sts., Salcedo Village, Makati City
	Telephone No.	:	(632) 845-3223
	Fax No.	:	(632) 888-2309

Exhibit 1		ANNEX C
4. Name	:	BPI/MS Insurance Co. Inc.
	Contact Person :	Mr. Vince Taylo/Ferdie Austria
	Address :	10/F Multinational Bancorporation Centre, Ayala Ave., Makati City
	Telephone No. :	(632) 840-9452 / 8409314
	Fax No. :	(632) 840-9312
5.	Name :	UCPB General Insurance Co., Inc.
	Contact Person :	Ms. Leila Jacela
	Address :	5/F UCPB Bldg., 7907 Makati Ave, Makati City
	Telephone No. :	(632) 881-1788; (632) 811-8329
	Fax No. :	(632) 403-7098
6.	Name :	Mercantile Insurance Co. Inc.
	Contact Person :	Atty. Roselyn Raginio
	Address :	MIC Building, Gen Luna cor Beaterio Sts., Intramuros, Manila
	Telephone No. :	(632) 527-7701
	Fax No. :	(632) 527-0670
7.	Name :	Oriental Assurance Corp..
	Contact Person :	Ms. Beth Recio
	Address :	2/F OAC Building, San Miguel Ave., Ortigas Center, Pasig City
	Telefax No. :	(632) 631-7851
8.	Name :	Paramount Life & General Insurance Corp.
	Contact Person :	Ms. Lini Diaz
	Address :	16/F Sage House, Rufino St., Legaspi Village, Makati City
	Telephone No. :	(632) 812-7956
	Fax No. :	(632) 813-1140
9.	Name :	Seaboard-Eastern Insurance Co. Inc.
	Contact Person :	Mr. Ronald Angeles
	Address :	Jaka Bldg., Ayala Ave., Makati City
	Telephone No. :	(632) 812-7788
	Fax No. :	(632) 817-4701
10.	Name :	Philippine Charter Insurance
	Contact Person :	SJ Rubio
	Address :	2/F Phil. Life Center, Skyland Plaza, Sen. Gil Puyat Ave., Makati City
	Telephone No. :	(632) 580-6800
	Fax No. :	(632) 843-2004
11.	Name :	Stronghold Insurance
	Contact Person :	Mr. Peter Estacio
	Address :	Rm. 403-404 Medalla Bldg., EDSA cor. Gen McArthur Ave., Cubao, Q.C.
	Telephone No. :	(632) 911-1303
	Fax No. :	(632) 437-7137
12.	Name :	Intra-Strata Assurance
	Contact Person :	Ms. Minnie Cabagui
	Address :	Suite 803 8/F Corporate Center, Sedeno cor. Valero Sts., Salcedo Village
Makati City
	Telephone No. :	817-3031 to 34
	Fax No. :	817-2193
13.	Name :	Federal Phoenix Assurance
	Contact Person :	Atty. Jay Sacluti
	Address :	9/F Pacific Star Building, Sen. Gil Puyat corner Makati Avenue., Makati City
	Telephone No. :	859-1208
	Fax No. :	811-5107

Exhibit 1	ANNEX C-1

AFFIDAVIT OF LOSS
With Undertaking

I, (Name of Affiant) of legal age, Filipino, (Marital Status), with postal address at       , after being sworn in accordance with law, depose and state that:

1.	I am the registered owner and holder of shares of Philippine Long Distance Telephone Company (PLDT) 10% Cumulative Convertible Preferred Stock, the details of which are as follows:

Stock Certificate Number	:
Date Issued	:
Number of Shares	:

2.	The aforementioned PLDT stock certificate was discovered to be missing and despite diligent efforts having been exerted the same could not be located;

3.	I have not endorsed, negotiated, sold, mortgaged, pledged, or in any manner transferred or encumbered the said stock certificate and/or the shares represented thereby;

4.	The said stock certificate and the shares represented thereby are not the subject of any claim, dispute, or legal action or proceeding, directly or collaterally;

5.	In the event that the said stock certificate is found or information on its whereabouts comes to my knowledge after it has been replaced, I hereby undertake to inform PLDT accordingly and to surrender to PLDT the said stock certificate or its replacement immediately;

6.	I hereby further agree and undertake to hold free and harmless and to indemnify PLDT, its stock transfer agent (RCBC), and their respective directors, officers and employees, of any and all claims, damages, charges, expenses, and liabilities of whatever nature that may arise from or in connection with the cancellation and/or replacement of the said stock certificate;

7.	I am executing this Affidavit to attest to the truth of the foregoing statements and for the issuance of a new stock certificate in my name.

IN WITNESS WHEREOF, I have hereunto affixed my signature this        day of        at      , Philippines.

Affiant

ACKNOWLEDGMENT

Republic of the Philippines
     S.S.

BEFORE ME, a Notary Public in and for       , personally appeared      who presented to me his/her        issued on        at      and valid until       . He/She acknowledged to me that the foregoing Affidavit of Loss with Undertaking is his/her true and voluntary act and deed.

WITNESS MY HAND AND SEAL, this        day of       .

Doc No.    ;
Page No.    ;
Book No.    ;
Series of       .

Exhibit 1	ANNEX C-2

AFFIDAVIT OF LOSS
With Undertaking

I, (Name of Affiant) of legal age, Filipino, (Marital Status), with postal address at       , after being sworn in accordance with law, depose and state that:

1.	I am the (Position of the Affiant in the Company) of the (Name of Company), a company duly organized and existing under Philippine laws, with principal office address at ;

2.	As an officer of the Company, I am authorized to execute this Affidavit of Loss for and on behalf of the Company, based on the Board Resolution/Secretary’s Certificate, a copy of which is hereto attached as Annex “A”;

3.	The (Company) is the registered owner and holder of shares of Philippine Long Distance Telephone Company (PLDT) 10% Cumulative Convertible Preferred Stock, the details of which are as follows:

Stock Certificate Number	:
Date Issued	:
Number of Shares	:

4.	The aforementioned PLDT stock certificate was discovered to be missing and that despite diligent efforts having been exerted the same could not be located;

5.	The Company has not endorsed, negotiated, sold, mortgaged, pledged, or in any manner transferred or encumbered the said stock certificate and/or the shares represented thereby;

6.	The said stock certificate and the shares represented thereby are not the subject of any claim, dispute, or legal action or proceeding, directly or collaterally;

7.	In the event that the said stock certificate is found or information on its whereabouts becomes known after it has been replaced, the Company hereby undertakes to inform PLDT accordingly and to surrender to PLDT the said stock certificate or its replacement immediately;

8.	The Company hereby further agrees and undertakes to hold free and harmless and to indemnify PLDT, its stock transfer agent (RCBC), their respective directors, officers and employees, of any and all claims, damages, charges, expenses, and liabilities of whatever nature that may arise from or in connection with the cancellation and/or replacement of the said stock certificate;

9.	I am executing this Affidavit to attest to the truth of the foregoing statements and for the issuance of a new stock certificate in the name of the Company.

IN WITNESS WHEREOF, I have hereunto affixed my signature this        day of        at      , Philippines.

Name of Company:

By

Affiant

ACKNOWLEDGMENT

Republic of the Philippines
     S.S.

BEFORE ME, a Notary Public in and for       , personally appeared      who presented to me his/her        issued on       , at      and valid until       . He/she acknowledged to me that the foregoing Affidavit of Loss with Undertaking is his/her true and voluntary act and deed and of the corporation that he/she represents.

WITNESS MY HAND AND SEAL, this        day of

Doc. No.    ;
Page No.    ;
Book No.    ;
Series of       .

Exhibit 1	ANNEX D

PROCEDURE FOR TRANSFER OF OWNERSHIP OF SIP SHARES FROM THE ESTATE OF THE DECEASED STOCKHOLDER
TO HIS/HER HEIRS

1.	The heir/s, administrator or executor of the deceased stockholder shall submit the following documents to the Stock Transfer Unit, Rizal Commercial Banking Corporation, Ground Floor West Wing, 221 Grepalife Building, Sen. Gil Puyat Avenue, Makati City (the “Transfer Agent”):

(a)	Letter from the heir/s, administrator or executor requesting the transfer of the SIP Shares to the heir/s;

(b)	Stock certificate registered in the name of the deceased stockholder;

(c)	Certified True Copy of Death Certificate;

(d)	If there is a will[1], a certified true copy of the will, letters testamentary or letters of administration;

(e)	Affidavit of Publication of the letters of testamentary or letters of administration once a week for three (3) consecutive weeks in a newspaper of general circulation;

(f)	If there is no will, a certified true copy of the Extrajudicial Settlement of Estate or Affidavit of Self Adjudication, as the case may be;

(g)	Affidavit of Publication of affidavit of self adjudication or Deed of Extrajudicial Settlement published once a week for three (3) consecutive weeks in a newspaper of general circulation;

(h)	Specimen Signature Cards of all the heir/s;

(i)	Photocopy of one (1) valid government-issued identification card with photograph and signature of each of the heirs or photocopy each of two (2) valid non-government-issued identification cards with photograph and signature of each of the heirs;

(j)	Certificate Authorizing Registration issued by the Bureau of Internal Revenue;

(k)	Tax Clearance Certificate issued by the Bureau of Internal Revenue;

(l)	Proof of payment of Documentary Stamp Tax.

2.	Within five (5) working days from the submission of all of the aforementioned documents and determination by the Transfer Agent that such documents are complete and satisfy the requirements, the Transfer Agent will issue and register new stock certificate/s in the name/s of the heir/s. The heir/s or administrator or executor may claim the stock certificate/s on the date specified by the Transfer Agent in the official receipt issued by the Transfer Agent at the time it received the documents submitted by the heir/s, administrator or executor.

Wills probated abroad will have to be re-probated before a Philippine probate court.

Exhibit 1	ANNEX E

PROCEDURE FOR THE CONVERSION OF SIP SHARES TO COMMON SHARES

1.	The stockholder shall submit the following documents to the Stock Transfer Unit, Rizal Commercial Banking Corporation (RCBC) at the Ground Floor West Wing, 221 Grepalife Building, Sen. Gil Puyat Avenue, Makati City:

(a)	Letter from the stockholder requesting the conversion of his/her/its SIP Shares into common shares;

(b)	Original stock certificate representing the SIP Shares, duly endorsed by the stockholder;

(c)	If the stockholder is an individual, a photocopy of one (1) valid government-issued identification card with photograph and signature of the stockholder or a photocopy each of two (2) valid non-government-issued identification cards with photograph and signature of the stockholder;

(d)	If the stockholder is a corporation or firm, original Secretary’s Certificate designating the person authorized to endorse the stock certificate representing the SIP Shares owned by the corporate stockholder for conversion into common shares (the “Authorized Person”); photocopy of the Articles of Incorporation and By-Laws of the corporate stockholder certified as true copy by its Corporate Secretary; photocopy of one (1) valid government-issued identification card with photograph and signature of the Corporate Secretary or two (2) valid non-government-issued identification cards with photograph and signature of the Corporate Secretary; photocopy of one (1) valid government-issued identification card with photograph and signature of the Authorized Person or two (2) valid non-government-issued identification cards with photograph and signature of the Authorized Person;

(e)	Specimen signature card (to be obtained from RCBC), duly signed by the stockholder.

2.	RCBC shall forward the documents referred to in items 1(a), (c), (d) and (e) to The Hongkong and Shanghai Banking Corporation (HSBC).

3.	HSBC shall issue the stock certificate for common shares, provided that no fraction of a common share shall be issued but, in lieu thereof, PLDT shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the average sales price of a common share used for the purpose of determining the conversion price for the conversion of the SIP Shares into common shares. HSBC shall call or email the stockholder of the availability of the stock certificate and/or check representing the cash adjustment. If after a month, the stockholder failed to claim his/her/its stock certificate and/or check representing the cash adjustment, HSBC shall send the stock certificate/check by registered mail to the stockholder’s address on record.

Page 18 of 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President and Corporate Secretary

Date: October 21, 2011